Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

October 26, 2020

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that Banco de Galicia y Buenos Aires S.A.U. (the “Bank”), a subsidiary of Grupo Financiero Galicia S.A., received a notification regarding the filing of a class action lawsuit challenging certain of the Bank’s applied discounts and commissions imposed in relation to certain IFE benefits. The class action lawsuit alleges that such discounts and commissions are being applied in contravention of certain applicable rules and regulations issued by the Argentine Executive Branch, ANSES and the Argentine Central Bank.

The class action lawsuit (file number 6911/2020) was filed by the UCU, a local Argentine association focused on general consumer defense matters, and was filed before the Argentine National Court of First Instance in Commercial Matters, No. 30, Secretariat No. 59. The class action lawsuit seeks the return of any allegedly improperly applied discounts and commissions imposed by the Bank.

The Bank is analyzing the content and implications of the class action lawsuit. In the event of an unfavorable resolution of the dispute described herein, the Bank does not believe that such unfavorable resolution will have a significant impact on the Bank´s shareholders’ equity.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including with respect to matters of interpretation.

Grupo Financiero Galicia S.A. /Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina

Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com